Shopify Code of Conduct TL;DR (A Shopify Summary) ● Engage in honest and ethical conduct at all times ● Use your best judgment ● Act with integrity and treat people with respect ● Avoid conflicts of interest ● Don’t compete with Shopify or use Shopify opportunities for personal gain ● Keep information confidential ● Deal fairly with people ● Protect Shopify IP ● Use Shopify resources responsibly ● Help ensure Shopify’s financial integrity ● Comply with applicable laws ● Report illegal or unethical behavior, without fear of retaliation ● Violations will result in disciplinary action or termination WHAT IS THE CODE OF CONDUCT? We aim to hire people who are honest, humble, responsible, curious and full of creative energy. For all of you who act like owners, the Code of Conduct (the “Code”) should be common sense, a reminder of your responsibility to achieve the highest standards of honest and ethical behavior and to use your best judgment in all situations involving Shopify. WHO DOES THIS CODE APPLY TO? Every Shopify board member, employee, consultant and contractor is required to read, understand and follow the Code and certify each year that you’ve read it and will comply with it. We’ll provide training and education about the Code and our other important policies and guidelines. 404 NOT FOUND If you are having trouble figuring out whether the Code applies to a situation, ask yourself: ● Is it fair? ● Is it legal? ● Is it in compliance with Shopify policies and procedures? ● Would it be OK if you were the affected employee, supplier, merchant, or shareholder? ● Would it be OK if it were publicized? ● Would your parents be proud of you if they knew about it? If the answer to any of these questions is “no” or “maybe”, or if at any time you have any questions, concerns or feedback about the Code or anything related to it, please contact your manager, a Talent Business Partner, the Legal Team, or the Employee Relations team; if you’d like to report something anonymously, use Shopify’s Anonymous Hotline online or call 1-800-916-7037 (see Hotline site for local phone numbers). Integrity and Respect Shopify has a strict "no assholes" rule. Pretty self-explanatory, but still worth saying. We treat everyone with respect, we don’t tolerate bullying, and we speak up if we come across it whether it is happening to us or we see it happening to someone else. Exhibit 99.1

Some guiding principles: ● Use honesty and integrity to guide our behavior, decision-making and communications with others ● Treat people fairly and with respect ● Always strive to consider the potential effects of our behavior ● Report any violations or suspected violations of the Code Don’t do these things: ● Engage in deceptive, unfair or unethical business practices ● Engage in illegal, unethical or underhanded competition ● Act maliciously toward anyone – employees, partners or competitors ● Misuse access to Shopify’s systems and data ● Act in ways that might embarrass Shopify ● Distract other Shopifolk from our mission ● Ignore violations or suspected violations of the Code ANTI-DISCRIMINATION, HARASSMENT AND VIOLENCE We are committed to building and preserving a safe and healthy working environment, and respecting everyone’s rights, culture, diversity and dignity. Shopify prohibits and does not tolerate discrimination on the basis of race, age, gender, disability, religion, sexual orientation, or any other protected characteristic. We do not tolerate any acts of workplace harassment or violence against or by any employee, and all employees are personally accountable and responsible to enforce this. Please see the Anti-Discrimination, Harassment and Violence Policy for more information. If you believe you’ve been subject to workplace discrimination, harassment or violence or if you become aware of or witness any workplace discrimination, harassment or violence, immediately contact your manager, a Talent Business Partner, the Legal Team, or the Employee Relations Team; if you’d like to report something anonymously, use Shopify’s Anonymous Hotline online or call 1-800-916-7037 (see Hotline site for local phone numbers). Avoid Conflicts of Interest We trust that you will avoid all conflicts of interest by always putting Shopify first - not yourself or your team. Ensure that your judgment and ability to make decisions is not compromised and never use your position at Shopify to serve your personal interests or relationships. A conflict of interest may exist when: ● your personal interests, or the interests of your friends or family, interfere or appear to interfere, with Shopify’s interests or your work here; ● you have an incentive to benefit yourself, your friends or family at Shopify’s cost; or ● you, your friends or family receive improper benefits as a result of your position at Shopify. See our Conflicts of Interest Policy for more information on conflicts of interest. Additionally, you must comply with the Working Outside of Shopify Policy and its requirements for side hustles, which may require you to disclose your side hustle and go through an approval process. Do not participate in expert networks (services that solicit industry expertise and strategic advice) in any way related to your experience or work with Shopify.

Do the Right Thing Do what’s best for Shopify. Don’t compete with us or use your position here or Shopify opportunities, information or property for personal gain. Follow our Conflicts of Interest Policy. If you are involved in the development of outside inventions, products or services that relate to our existing or anticipated products and services, that relate to your duties here, or that are developed using our resources, remember that you are subject to the obligations set out in your Shopify Intellectual Property Rights Agreement. Keep Information Confidential Be committed to protecting the information of our merchants, partners, buyers and employees . Use and access this information for Shopify purposes only, and always protect it from unauthorized disclosure, including disclosure to other employees if it is not necessary to their role. This responsibility extends to any and all confidential and personal information that we have access to in the course of our Shopify work. For more information see our Device Acceptable Use Policy and Privacy Principles. We expect employees to ‘default to secrecy’ externally. Improper access to, use,disclosure of confidential information could seriously damage our reputation, expose us to liability and cause harm to our business. Protect Shopify IP Shopify’s intangible assets, such as our trademarks, logos, copyrights, inventions, patents, domain names, industrial designs, trade secrets, and “know-how”, are among our most valuable assets. Unauthorized or improper use can lead to a loss in their value. Our intellectual property should not be used or disclosed without ensuring that appropriate legal safeguards - like a non-disclosure agreement or a license - are in place. In the same way, respect the intellectual property rights of others. Make sure you have proper licenses before using any software, images, fonts, code, video or other media. When using open source software, ensure that you are complying with its terms of use as well as protecting our interests. If this applies to your work at Shopify, read our open source software policies. Use Shopify Resources Responsibly We expect everyone to act like an owner and in the best interest of Shopify. You’re provided with a range of resources, including your Shopify email account, computer equipment and software, communications and networking platforms, office equipment and supplies, documents and information, cool facilities, and corporate credit cards and funds. Treat these resources with respect and use them responsibly – don’t do anything with Shopify resources that is illegal, unethical, shady, or that you generally wouldn’t want shown to your parents. We expect you to spend Shopify’s money as you would your own (or maybe even more cautiously!) – responsibly and with respect. Keep in mind that these resources are Shopify’s property, not your personal property, and we have the right to access these resources at any time. While we respect personal privacy, remember that any information sent, received, or stored on any Shopify resources is not considered private. We retain the right to access any of this information at any time, with or without your knowledge, consent, or approval. And if you leave Shopify, you must return all Shopify resources. See the Employee Privacy Notice and Device Acceptable Use Policy for more on this. Ensure Financial Integrity We are committed to the transparency and integrity of our publicly filed financial reports and other communications. Do your part to ensure that our public disclosure is full, fair, accurate, timely and understandable.

Always act responsibly and exercise sound judgment regarding matters involving Shopify finances. Keep accurate, complete and timely records, and submit accurate and complete reports. Don’t mislead, manipulate or improperly influence our finance team or external auditors or make any false or misleading statements or omissions in our public disclosure. You shouldn’t personally enter into any side agreements or other informal arrangements, written or oral, related to your work at Shopify. Comply with Laws Always follow applicable laws, rules and regulations and don’t engage in any type of illegal, unethical, fraudulent or corrupt business practices for any reason. In particular, you must comply with applicable insider trading laws, which generally prohibit buying or selling Shopify stock when you are in possession of material nonpublic information about Shopify. See our Insider Trading Policy for more detail. In addition, you also must fully comply with all anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. See our Anti-Corruption Policy for more information. You must also abide by competition and antitrust laws which generally prohibit the abuse of market power, predatory conduct intended to eliminate or exclude a competitor and arrangements that inhibit competition or restrain trade. Inform the Talent team if you are charged or found guilty of a criminal offense that may have an impact on Shopify (such as impaired driving or assault) or may affect your ability to perform your role at Shopify. The application of these and other laws can be complex. If you have any questions or concerns contact the Legal Team. Report Violations It’s simple. If you see something wrong, report it. If you know of or suspect a violation of the law, the Code of Conduct, any Shopify policy, or any unethical or questionable act or behavior: ● Immediately report the violation or suspected violation to your manager, a Talent Business Partner, the Legal Team, or the Employee Relations team; if you’d like to report something anonymously, use Shopify’s Anonymous Hotline online or call 1-800-916-7037 (see Hotline site for local phone numbers). ● Do not investigate on your own - you may risk compromising the integrity of a formal investigation. In cases where an individual reports a suspected violation of policy or law in good faith, Shopify will, when possible, keep its discussions and actions confidential and anonymous in compliance with applicable law and regulation. Shopify will investigate all reports of a violation or potential violation and will respond to all reports where contact information is provided. As a Shopify employee, board members, contractor or consultant, you are required to cooperate fully with any investigation. In the event of significant or material reports the CEO, CFO and Audit Committee will be notified, as well as the Chief Human Resources Officer in certain situations. Shopify will take all actions it deems necessary to address violations or potential violations. Nothing in the Code restricts or interferes with your ability to reach out to regulators without telling us first.

NO RETALIATION We prohibit any retaliation against any employee for reporting or participating in good faith in any investigation of any possible violations of the law, the Code, any Shopify policy or any unethical or questionable act or behavior. The same thing applies if someone is seeking guidance as to how to proceed, or has questions. If you believe you are being retaliated against, please contact your manager, a Talent Business Partner, the Legal Team, or the Employee Relations team; if you’d like to report something anonymously, use Shopify’s Anonymous Hotline online or call 1-800-916-7037 (see Hotline site for local phone numbers). Consequences for Violations Any violation of the Code, including fraudulent reports, may result in disciplinary action including termination of employment for cause or termination of service and, if warranted, legal proceedings. Violations include violation of the Code or another Shopify policy or procedure, violation of applicable laws, rules or regulations, deliberate failure to promptly report a violation, withholding relevant information concerning a violation, refusal to cooperate in the investigation of a known or suspected violation without valid legal reason, or taking action against anyone who reports a violation or breach of any of the above. Administration Shopify’s Board of Directors has approved the Code. Any waiver of any provision of the Code may only be granted by our General Counsel, however, any waiver for a board member or officer must be approved by the Board of Directors. Material amendments to the Code must be approved by the General Counsel and the Board of Directors on the recommendation of the Nominating and Corporate Governance Committee.